Exhibit 99.5

NICE Named MetriStar Top Provider in 2024 Metrigy CCaaS Platforms Report

Metrigy report recognized the power of CXone’s completeness and AI capabilities enabling organizations to deliver the ultimate customer experience

Hoboken, N.J., July 17, 2024 – NICE (Nasdaq: NICE) today announced that it has been recognized as a MetriStar Top Provider in Metrigy’s 2024 Contact Center-as-a-Service (CCaaS) Platforms report out of a total of 18 companies evaluated. Additionally, NICE was recognized as a Top Provider for Voice of the Customer and On-Premises Contact Center Platforms. The MetriStar Award is based on both customer ratings and quantitative metrics correlating the use of providers’ offerings with measurable business success. NICE’s top positioning is the result of high customer sentiment scores and customer- documented business success with CXone by evaluated customers.

Through this comprehensive study, which included surveying nearly 1,600 CX leaders, Metrigy assessed technology adoption plans, spending trends, provider adoption rates, applications in use, provider ratings, business success, and more. NICE received top scores in reliability of service, integrations with key apps or platforms, AI capabilities, value, and customer service. This demonstrates the value that CXone’s interaction-centric platform is driving for NICE customers, enabling organizations to effectively manage every interaction, assisted and unassisted, across every channel, voice and digital.

Robin Gareiss, CEO & Principal Analyst, Metrigy, said, “The CCaaS space has changed dramatically over the last year. CX AI is transforming what organizations can deliver from their CCaaS platform. NICE’s positioning in this report demonstrates NICE’s commitment to its customers by delivering continued innovation on CXone to drive exceptional customer and employee experience.”

Barry Cooper, President, CX Division, NICE, said, “CXone provides a unified interaction-centric platform that converges rich CX capabilities and leverages Enlighten, NICE’s award-winning AI purpose-built for CX, to drive improved experiences for consumers and employees. We are honored for this recognition as a 2024 Top Provider for CCaaS, demonstrating the power of CXone and Enlighten in driving next-gen CX.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.